UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **February 12, 2007**

(DATE OF EARLIEST EVENT REPORTED)   **February 8, 2007**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) Effective February 8, 2007, Rolf A. Gafvert, age 53, was appointed as Chief Executive Officer of the registrant. Mr. Gafvert has been the Co-President of the registrant since its inception in 2005, and was appointed Chief Operating Officer in April 2006.

Item 7.01 Regulation FD Disclosure.

On February 8, 2007, the Registrant issued a press release announcing a quarterly distribution per common and subordinated unit of $0.415 payable on February 27, 2007, to unitholders of record as of February 20, 2007. The press release is furnished as Exhibit 99.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable

(c) Exhibits:

99.1 Boardwalk Pipeline Partners, LP, News Release, issued February 8, 2007, providing information on quarterly distribution.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Chief Financial Officer

Dated: February 12, 2007

EXHIBIT 99.1



News Release

BOARDWALK PIPELINE PARTNERS DECLARES QUARTERLY DISTRIBUTION

INCREASES QUARTERLY DISTRIBUTION TO $0.415 PER UNIT

OWENSBORO, Ky., Feb. 8, 2007 -- Boardwalk Pipeline Partners, LP (NYSE:BWP) today declared a quarterly cash distribution per common and subordinated unit of $0.415 payable on February 27, 2007, to unitholders of record as of February 20, 2007. The distribution represents a 3.8 percent increase over the previous quarter's cash distribution per unit of $0.40.

About Boardwalk

Boardwalk Pipeline Partners, LP is a limited partnership engaged, through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk owns and operates interstate natural gas pipeline systems, comprised of an aggregate of approximately 13,400 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 146 Bcf.

Contact
Jamie Buskill
Chief Financial Officer
270-688-6390

Monique Vo
Investor Relations
866-913-2122